SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549



                            SCHEDULE 14D-1/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION
            14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AND

                             SCHEDULE 13D/A

                    UNDER THE SECURITIES ACT OF 1934

                     ZENITH ELECTRONICS CORPORATION

____________________________________________________________________________
                        (NAME OF SUBJECT COMPANY)

                           LG ELECTRONICS INC.
____________________________________________________________________________
                                (BIDDER)
Common Stock, par value $1.00 per share (Including the Associated Rights)
____________________________________________________________________________
                     (TITLE OF CLASS OF SECURITIES)
                               989349 10 5
____________________________________________________________________________
                  (CUSIP NUMBER OF CLASS OF SECURITIES)

                                K.S. Cho
                            Managing Director
                           LG Electronics Inc.
                             LG Twin Towers
                             20, Yoido-dong
                             Youngdungpo-gu
                          Seoul, Korea 150-721
                           011-82-2-3777-3480

              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                            BEHALF OF BIDDER)


                                Copy to:
                             Scott J. Davis
                          Mayer, Brown & Platt
                        190 South LaSalle Street
                           Chicago, IL  60603
                             (312) 782-0600


      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995 as amended by Amendment No. 1 dated August 3, 1995 (the "Schedule 14D-1") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") upon the terms and subject to the conditions set forth in the
Schedule 14D-1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

      The Purchaser issued a press release on September 15, 1995. The press release is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.      Description

99(a)(9)         Press Release dated September 15, 1995.


                                SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 15, 1995


                             LG ELECTRONICS INC.


                             /s/ K.S. Cho
                             Name:  K.S. Cho
                             Title:  Managing Director


                              EXHIBIT INDEX


Exhibit No.                  Description

99(a)(9)                     Press Release dated September 15, 1995.